P.E. 7-31-02

1-12570

02050027

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of **July 2002**

CE FRANKLIN LTD.
(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **XXX** Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No **XXX**

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 29, 2002

CE FRANKLIN LTD.

By: *Denise Jones*
Name: Denise Jones
Title: Controller

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

(All amounts shown in CDN $'s)

Forward Looking Statements

Certain of the statements set forth in this MD&A, such as statements regarding planned activity and revenue levels, gross profit and net profit margins, capital expenditures, working capital, and the availability of capital resources to fund capital expenditures and working capital, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, shift in drilling activity from conventional oil to gas and heavy oil, commodity prices for oil and gas, currency fluctuations, and government regulations. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2002 and beyond could differ materially from those expressed in the forward looking statements.

Results of Operations – For the Three and Six Months ended June 30, 2002

Market Conditions

Total wells completed for the quarter ended June 30, 2002 (excluding dry/service) decreased from 4,677 to 3,062 wells completed or a 34.5% decline from the quarter ended June 30, 2001. Oil well completions (excluding dry/service wells) in Western Canada declined 29.5% to 866 wells completed and gas well completions decreased 36.3% to 2,196 wells completed as compared to the quarter ended June 30, 2001. The average rig count decreased by 43.1% to an average of 149 rigs for the quarter ended June 30, 2002 from an average of 262 rigs for the quarter ended June 30, 2001.

The number of oil and gas wells completed (excluding dry/ service wells) for the first 6 months of 2002 decreased 25.0% from 7,895 wells completed in the first six months of 2001 to 5,922 wells completed in the first six months of 2002. Oil and gas well completions declined by 35.6% and 20.2% respectively. The average rig count decreased by 31.1% to an average of 266 rigs for the six months ended June 30, 2002 from an average of 386 rigs for the six months ended June 30, 2001.

Sales

Sales for the quarter ended June 30, 2002 decreased to $57.6 million or 33.3% from $86.3 million for the quarter ended June 30, 2001. During the second quarter of 2001, the Company generated $7.0 million of sales from the distribution of pipe, valves and fittings to a large capital oilsands project in Northern Alberta. The Company's portion of this project was substantially completed during 2001.

Excluding this capital project, General Supplies revenue decreased $9.0 million or 19.5% for the second quarter ended June 30, 2002, while well completion activity declined 34.5% and rig counts declined 43.1%.

Tubular sales for the quarter ended June 30, 2002 were $16.4 million as compared to $29.6 million for the quarter ended June 30, 2001. The revenue decrease reflects the general decrease in rig counts as compared to the second quarter of 2001 coupled with merger and acquisition activity allowing larger companies to source product from the mills directly putting pressures on the distribution network.

Sales for the six months ended June 30, 2002 decreased $66.3 million or 32.5% to $137.3 million from $203.6 million for the six months ended June 30, 2001. Approximately $16.2 million of the decrease relates to the completion of the capital oilsands project in 2001. Excluding this amount, revenue declined 27.1% reflecting the decline in industry activity levels.

Gross Profit

Gross margins in the quarter were stronger both sequentially and year over year. In part, this is attributable to the completion of a low-margin oilsands project in Northern Alberta. The 14.1% gross margin in the quarter represents the second successive quarter of improved margins.

Total gross profit decreased to $8.1 million for the quarter ended June 30, 2002 as compared to $10.8 million for the quarter ended June 30, 2001. The decrease in gross profit reflects the general decline in sales.

Average gross profit margin for the quarter ended June 30, 2002 increased to 14.1% from 12.6%. General Supplies gross profit margins increased to 17.4% from 16.2% due primarily to the completion of the large oilsands project in Northern Alberta during 2001. The oilsands project generated low profit margins during the quarter ended June 30, 2001, which reduced General Supplies profit margins.

Average gross profit margin for the six months ended June 30, 2002 increased to 13.2% from 11.7% for the six months ended June 30, 2001 due primarily to the completion of the large oilsands project in Northern Alberta during 2001.

Selling, General and Administrative Costs (SG&A)

For the quarter ended June 30, 2002, SG&A costs decreased to $8.5 million from $9.4 million for the quarter ended June 30, 2001. Included in SG&A in the second quarter of 2002 was approximately $590,000 of non-operating costs relating to severance, termination and other costs.

Excluding the non-operating costs , SG&A for the quarter ended June 30, 2002 was $8.0 million. This compares to SG&A of $9.0 million (excluding non-operating costs) for the quarter ended March 31, 2002 and $10.0 million (excluding non-operating costs) for the quarter ended December 31, 2001. The Company will continue to examine its SG&A and adjust its infrastructure to match activity levels.

For the six months ended June 30, 2002, SG&A was $18.1 million as compared to $19.2 million of SG&A for the six months ended June 30, 2001. Included in 2002 SG&A was approximately $1.2 million in non-operating costs relating to severance, termination and other costs.

EBITDA

Earnings before interest, tax, depreciation, amortization and other expenses (EBITDA) for the quarter ended June 30, 2002 was a loss of $429,000 as compared to EBITDA of $1.4 million for the quarter ended June 30, 2001. Excluding non-operating costs, EBITDA for the quarter ended June 30, 2002 was $161,000 as compared to $1.4 million for the quarter ended June 30, 2001. Improvements in gross profit margins and reduced SG&A costs offset the impact of the $28.7 million sales reduction in the quarter as compared to the second quarter of 2001.

EBITDA for the six months ended June 30, 2002 was $57,000 as compared to EBITDA of $4.5 million for the six months ended June 30, 2001. The $4.5 million reduction in EBITDA was due to the decline in activity levels offset by improvements to SG&A costs.

Income (Loss) from Continuing Operations before Income Taxes

Loss from continuing operations before income taxes was $1.6 million for the second quarter of 2002. The decline in income reflects the reduction in EBITDA offset by a reduction in interest expense due to lower debt levels reflecting better working capital management by the Company coupled with a reduction in the Canadian prime interest rate.

Loss from continuing operations before income taxes was $2.4 million for the six months ended June 30, 2002.

Net Loss and Loss per Share

Net loss for the quarter ended June 30, 2002 was $1.1 million or a loss of $0.07 per share (diluted) as compared to net income of $43,000 or $0.01 per share (diluted) for the quarter ended June 30, 2001. Included in net income of $43,000 for the quarter ended June 30, 2001 was $249,000 in earnings ($0.01 per share) from discontinued operations relating to Domino Machine which was sold by the Company on December 18, 2001.

Net loss for the six months ended June 30, 2002 was $1.5 million or a loss of $0.09 per share (diluted) as compared to net income of $1.3 million or $0.08 per share (diluted) for the six months ended June 30, 2001. Included in net income of $1.3 million for the six months ended June 30, 2001 was $722,000 in earnings ($0.05 per share) from the discontinued operations relating to Domino Machine, which was sold by the Company on December 18, 2001.

Liquidity and Capital Resources

Cash Management

For the three months ended June 30, 2002, CE Franklin increased its bank debt by $3.0 million due primarily to payments to its suppliers.

Since June 30, 2001, CE Franklin has reduced its bank debt by $18.6 million due to better management of its working capital, and the sale of its Domino Machine operations on December 18, 2001. Average DSO was 46.9 as at June 30, 2002 compared to 48.3 as at June 30, 2001, and the Company has been successful in reducing its inventory by $20.2 million since June 30, 2001.

CE Franklin's total average capitalization for the second quarter of 2002 was comprised of 28.8% debt and 71.2% of equity.

As at June 30, 2002, CE Franklin had $19.4 million of unused credit from its existing operating loan.

CE Franklin Ltd.

Interim Consolidated Statements of Operations

(Unaudited)

Three Months Ended June 30 *(dollars in thousands, except per share data)*	2002 U.S. $ (note 4)	**2002** **Cdn. $**	2001 Cdn. $
Sales			
General supplies	25,354	**38,614**	53,495
Tubulars	10,744	**16,363**	29,633
CEF Technologies	1,723	**2,624**	3,177
	37,821	**57,601**	86,305
Gross profit			
General supplies	4,424	**6,737**	8,674
Tubulars	574	**874**	1,410
CEF Technologies	330	**502**	670
	5,328	**8,113**	10,754
Selling, general and administrative expenses	5,609	**8,542**	9,390
Earnings before interest, tax, depreciation, amortization and other expenses (EBITDA)	(281)	**(429)**	1,364
Other expenses (income)			
Depreciation and amortization	698	**1,063**	1,036
Interest expense	146	**222**	743
Foreign exchange gain	(99)	**(151)**	(47)
Loss before income taxes	(1,026)	**(1,563)**	(368)
Income tax recovery			
Current	(250)	**(381)**	(92)
Future	(70)	**(106)**	(70)
	(320)	**(487)**	(162)
Net loss from continuing operations	(706)	**(1,076)**	(206)
Net income from discontinued operations	-	**-**	249
Net income (loss) for the period	(706)	**(1,076)**	43
Net income (loss) per share			
Continuing operations			
Basic and diluted	(0.04)	**(0.07)**	(0.01)
Net income (loss) per share (note 5)			
Basic and diluted	(0.04)	**(0.07)**	0.01
Weighted average basic number of shares outstanding	17,173,888	**17,173,888**	17,158,091

CE Franklin Ltd.

Interim Consolidated Statements of Operations

(Unaudited)

Six Months Ended June 30 *(dollars in thousands, except per share data)*	2002 U.S. $ (note 4)	**2002** **Cdn. $**	2001 Cdn. $
Sales			
General supplies	54,915	**83,635**	121,839
Tubulars	31,942	**48,647**	76,299
CEF Technologies	3,318	**5,053**	5,465
	90,175	**137,335**	203,603
Gross profit			
General supplies	9,508	**14,481**	18,687
Tubulars	1,728	**2,631**	3,905
CEF Technologies	681	**1,037**	1,142
	11,917	**18,149**	23,734
Selling, general and administrative expenses	11,879	**18,092**	19,172
Earnings before interest, tax, depreciation, amortization and other expenses (EBITDA)	38	**57**	4,562
Other expenses (income)			
Depreciation and amortization	1,391	**2,118**	2,035
Interest expense	294	**448**	1,480
Loss (gain) on disposal of capital assets	(7)	**(11)**	(40)
Foreign exchange (gain) loss	(75)	**(114)**	178
Other	(1)	**(2)**	6
Income (loss) before income taxes	(1,564)	**(2,382)**	903
Income tax expense (recovery)			
Current	(425)	**(647)**	182
Future	(177)	**(270)**	150
	(602)	**(917)**	332
Net income (loss) from continuing operations	(962)	**(1,465)**	571
Net income from discontinued operations	-	**-**	722
Net income (loss) for the period	(962)	**(1,465)**	1,293
Net income (loss) per share			
Continuing operations			
Basic and diluted	(0.06)	**(0.09)**	0.03
Net income (loss) per share (note 5)			
Basic and diluted	(0.06)	**(0.09)**	0.08
Weighted average basic number of shares outstanding	17,165,946	**17,165,946**	17,155,818

CE Franklin Ltd.

Interim Consolidated Balance Sheets

(Unaudited)

(in thousands of dollars)	June 30, 2002 U.S. $ (note 4)	**June 30, 2002 Cdn. $**	December 31, 2001 Cdn. $
ASSETS			
Current assets			
Accounts receivable	22,556	**34,353**	38,407
Inventories	29,624	**45,117**	50,876
Other	1,509	**2,298**	500
	53,689	**81,768**	89,783
Capital assets	8,879	**13,523**	14,963
Goodwill (note 2)	5,099	**7,765**	8,180
Other assets	-	**-**	3
	67,667	**103,056**	112,929
LIABILITIES			
Current liabilities			
Bank overdraft	2,208	**3,363**	1,836
Bank operating loan	13,526	**20,600**	16,300
Accounts payable	10,494	**15,982**	25,066
Accrued liabilities	7,437	**11,326**	15,414
Current portion of long-term debt	182	**277**	251
	33,847	**51,548**	58,867
Long-term debt	303	**461**	614
Future income taxes (note 2)	1,870	**2,848**	3,491
	36,020	**54,857**	62,972
SHAREHOLDERS' EQUITY			
Capital stock	12,651	**19,268**	19,186
Contributed surplus	8,907	**13,566**	13,566
Retained earnings (note 2)	10,089	**15,365**	17,205
	31,647	**48,199**	49,957
	67,667	**103,056**	112,929

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow s

(Unaudited)

Three Months Ended June 30 *(in thousands of dollars)*	2002 U.S. $ (note 4)	**2002 Cdn. $**	2001 Cdn. $
Cash flows from operating activities			
Net loss from continuing operations	(706)	**(1,076)**	(206)
Items not affecting cash -			
Depreciation and amortization	698	**1,063**	1,036
Future income taxes	(74)	**(113)**	(178)
Increase (decrease) in inventory reserves	(66)	**(100)**	239
	(148)	**(226)**	891
Net change in non-cash working capital balances related to operations -			
Accounts receivable	5,831	**8,880**	17,183
Inventories	374	**569**	1,330
Other current assets	(1,196)	**(1,821)**	(453)
Accounts payable	(4,587)	**(6,986)**	(18,815)
Accrued liabilities	(563)	**(854)**	4,789
Net cash flows from continuing operations	(289)	**(438)**	4,925
Net cash flows from discontinued operations	-	**-**	925
	(289)	**(438)**	5,850
Cash flows from financing activities			
Issuance of capital stock	54	**82**	-
Increase (decrease) in bank operating loan	1,970	**3,000**	(4,600)
Decrease in bank overdraft	(1,569)	**(2,390)**	(116)
Decrease in long-term debt	(37)	**(57)**	(65)
	418	**635**	(4,781)
Cash flows from investing activities			
Purchase of capital assets	(129)	**(197)**	(1,069)
	(129)	**(197)**	(1,069)
Change in cash and cash equivalents during the period	-	**-**	-
Cash and cash equivalents - Beginning of period	-	**-**	-
Cash and cash equivalents - End of period	-	**-**	-
Cash paid during the period for:			
Interest on bank operating loan	135	**206**	726
Interest on long-term debt	11	**16**	17
Income taxes	235	**358**	168

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flows

(Unaudited)

Six Months Ended June 30 *(in thousands of dollars)*	2002 U.S. $ (note 4)	**2002** **Cdn. $**	2001 Cdn. $
Cash flows from operating activities			
Net income (loss) from continuing operations	(962)	**(1,465)**	571
Items not affecting cash -			
Depreciation and amortization	1,391	**2,118**	2,035
Gain on disposal of capital assets	(7)	**(11)**	(40)
Future income taxes	(183)	**(278)**	42
Increase (decrease) in inventory reserves	(47)	**(71)**	634
	192	**293**	3,242
Net change in non-cash working capital balances related to operations -			
Accounts receivable	2,662	**4,054**	13,850
Income taxes recoverable	-	**-**	4,094
Inventories	3,644	**5,550**	(1,132)
Other current assets	(1,179)	**(1,795)**	1,569
Accounts payable	(6,177)	**(9,409)**	(18,816)
Accrued liabilities	(2,684)	**(4,088)**	8,322
Net cash flows from continuing operations	(3,542)	**(5,395)**	11,129
Net cash flows from discontinued operations	-	**-**	1,926
	(3,542)	**(5,395)**	13,055
Cash flows from financing activities			
Issuance of capital stock	54	**82**	49
Increase (decrease) in bank operating loan	2,823	**4,300**	(8,800)
Increase (decrease) in bank overdraft	1,003	**1,527**	(2,753)
Decrease in long-term debt	(83)	**(127)**	(147)
	3,797	**5,782**	(11,651)
Cash flows from investing activities			
Purchase of capital assets	(292)	**(444)**	(1,547)
Proceeds on disposal of capital assets	37	**57**	143
	(255)	**(387)**	(1,404)
Change in cash and cash equivalents during the period	-	**-**	-
Cash and cash equivalents - Beginning of period	-	**-**	-
Cash and cash equivalents - End of period	-	**-**	-
Cash paid during the period for:			
Interest on bank operating loan	275	**419**	1,626
Interest on long-term debt	19	**29**	26
Income taxes	289	**440**	838

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders' Equity

(Unaudited)

(in thousands of dollars, except share amounts)	Capital Stock Number of Shares	Capital Stock Cdn. $	Contributed surplus Cdn. $	Retained earnings Cdn. $	Shareholders' equity Cdn. $
Balance - December 31, 2000	17,149,153	19,137	13,566	16,586	49,289
Stock options exercised	8,938	49	-	-	49
Net income	-	-	-	1,293	1,293
Balance - June 30, 2001	17,158,091	19,186	13,566	17,879	50,631
Balance - December 31, 2001	17,158,091	19,186	13,566	17,205	49,957
Effect of change in accounting policy (note 2)	-	-	-	(375)	(375)
Stock options exercised	20,605	82	-	-	82
Net loss	-	-	-	(1,465)	(1,465)
Balance - June 30, 2002	17,178,696	19,268	13,566	15,365	48,199

CE Franklin Ltd.

Notes to Consolidated Financial Statements (Unaudited)

Note 1

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's consolidated financial statements for the years ended December 31, 2001 and 2000, except as described in notes 2 and 5. These financial statements are in accordance with generally accepted accounting principles in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 3.

The disclosures provided below are incremental to those included in the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2001.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Changes in accounting policy

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants' standard relating to goodwill and other intangible assets. The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment. As a result of adopting the new standard, the Company has determined that $415,000 of its goodwill ($375,000 after-tax) is impaired, and in accordance with the new standard, applied the $375,000 against retained earnings as at January 1, 2002.

The Company's net income for the quarter ended June 30, 2001 would have been $92,000 versus $42,000 as previously reported had this amortization expense not been recorded in that period. The Company's net income for the six months ended June 30, 2001 would have been $1,392,000 versus $1,292,000 as previously reported. This change had no effect on basic or diluted earnings per share for the quarter ended June 30, 2001. The Company's basic and diluted earnings per share for the six months ended June 30, 2001 would have been $0.09 versus $0.08 as previously reported.

Note 3 - U.S. GAAP net loss per share (Cdn. $)

U.S. GAAP primary net loss per share was $.06 and diluted $.06 for the three months ended June 30, 2002. For the six months ended June 30, 2002, U.S. GAAP primary net loss per share was $.08 and diluted $.08

Net loss for the period as determined in accordance with Canadian GAAP differs from that determined in accordance with U.S. GAAP, due principally to the recording of certain restructuring expenditures as goodwill and the realization of certain deferred tax benefits. Under U.S. GAAP, the restructuring expenditures would have been recorded in the statement of operations and the benefit of the deferred tax assets would have been recorded as a reduction of goodwill.

Note 4 - United States dollar amounts

The financial statements presented herein are expressed in Canadian dollars, and, solely for the convenience of the reader, have been translated into United States dollars for the quarter ended June 30, 2002 at the rate of Cdn. $1.523 = U.S. $1.00, the prevailing rate on June 30, 2002. This translation should not be construed as a representation that the Canadian dollar amounts shown could be so converted into U.S. dollars at Cdn. $1.523 = U.S. $1.00 or at any other rate.

Note 5 - Share data

At June 30, 2002 the Company had 17,178,696 common shares and 1,238,761 options to acquire common shares outstanding. 461,569 of those options were currently vested and exercisable.

On January 1, 2002 the Company adopted the new CICA Handbook Section on "Stock-Based Compensation and Other Stock-Based Payments", and has continued to account for common share options granted to employees, officers and directors using the intrinsic method. Accordingly, no compensation cost has been recognized in the consolidated statements of operations. Had compensation cost been determined on the basis of fair values, net loss for the quarter ended June 30, 2002 would have increased by Cdn. $314,000 or $0.02 per common share (U.S. $206,000), and net loss for the six months ended June 30, 2002 would have increased by Cdn. $628,000 or $0.04 per common share (U.S. $412,000).

There were no common share options granted in the second quarter of 2002. The fair value of common share options granted in the six months ended June 30, 2002 is Cdn. $962,000 (U.S. - $632,000). The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	5.46%
Expected life	4.93 years
Expected volatility	70%

CE Franklin Ltd.
Supplemental 2002 Information - Quarterly Financial Data
(Unaudited)

(IN MILLIONS OF CDN DOLLARS EXCEPT STATISTICS)	Q1	Q2	6 Months 2002
Sales			
General Supplies	45.0	38.6	83.6
Tubulars	32.3	16.4	48.7
CEF Technologies	2.4	2.6	5.0
Total Sales	79.7	57.6	137.3
# of Oil Wells Completed (excluding dry/service)	708	866	1,574
# of Gas Wells Completed (excluding dry/service)	2,152	2,196	4,348
Gross Profit			
General Supplies	7.7	6.7	14.4
% of Sales	17.1%	17.4%	17.2%
Tubulars	1.7	0.9	2.6
% of Sales	5.3%	5.5%	5.4%
CEF Technologies	0.5	0.5	1.0
% of Sales	22.0%	19.2%	20.6%
Total Gross Profit	9.9	8.1	18.0
% of Sales	12.6%	14.1%	13.1%
Selling, General & Administrative	9.5	8.5	18.0
% of Gross Profit	95.8%	105.3%	100.0%
Earnings before interest, tax, depreciation, amortization and other expenses (income) EBITDA	0.4	(0.4)	(0.0)
Net loss	(0.4)	(1.1)	(1.5)
% of Sales	-0.5%	-1.9%	-1.1%
EPS			
Basic	(0.02)	(0.07)	(0.09)
Diluted	(0.02)	(0.07)	(0.09)
Total Assets	111.5	103.1	103.1
Total Financed Debt	18.4	21.3	21.3

CE Franklin Ltd.

Supplemental 2002 Information - Quarterly Financial Data
(Unaudited)

(IN MILLIONS OF CDN DOLLARS EXCEPT STATISTICS)	Q1	Q2	6 Months 2002
Total Capitalization (Average)			
Average Financed Debt	21.4	19.7	20.5
% to Total Capitalization	30.2%	28.8%	29.5%
Average Equity	49.4	48.6	49.0
% to Total Capitalization	69.8%	71.2%	70.5%
Total Capitalization	70.8	68.3	69.5
Current Assets % of Total Assets (Average)			
Average Current Assets	93.3	80.7	87.0
Average Total Assets	115.5	102.3	108.9
%	80.8%	78.9%	79.9%
Days Sales Outstanding (DSO) [1]			
Average Accounts Receivable - Trade	43.4	32.1	37.7
DSO - Days	46.4	47.5	46.9
[1] (Average A/R/Sales)*365 days			
Bad Debt % to Accounts Receivable			
Bad Debt	0.2	0.2	0.4
Average Accounts Receivable - Trade	43.4	32.1	37.7
%	0.4%	0.5%	0.9%
Inventory Turns [2]			
Average Inventory	47.9	46.1	47.0
Inventory Turns	5.8	4.3	5.1
[2] Cost of Sales /Average Inventory			
Inventory Writeoff % [3]			
Inventory Writeoffs	0.2	0.3	0.5
Average Inventory	47.9	46.1	47.0
%	0.3%	0.6%	0.9%
[3] Inventory Writeoffs/Average Inventory			
ROI (after tax) = Return on Investment [4]			
Interest after tax	(0.0)	0.1	0.1
ROI (after tax)	(2.3%)	(5.7%)	(4.0%)
[4] Net Income + Interest After Tax / Average (Equity + Financed Debt)			
ROE (after tax) = Return on Equity [5]	(3.1%)	(9.1%)	(6.1%)
[5] (Net Income/Average Equity)			